June 2007	Filed pursuant to Rule 433 dated June 1, 2007 Relating to
Preliminary Pricing Supplement No. 255 dated May 25, 2007
to Registration Statement No. 333-131266

Structured Investments
Opportunities in Equities
Participation Notes due June 20, 2013
Based on the Performance of the StyleSelect IndexSM on MSCI Japan – Total Return
Participation Notes offer the opportunity for investors to receive at maturity, or upon exchange, an amount of cash based on the performance of the StyleSelect IndexSM on MSCI Japan – Total Return. Unlike ordinary debt securities, the Participation Notes do not pay interest and do not guarantee any return of principal at maturity.
S U M M A R Y T E R M S
Issuer:		Morgan Stanley
Underlying index:		StyleSelect IndexSM on MSCI Japan – Total Return (“StyleSelect Japan Index”) Please read “Investment Overview” for information on the StyleSelect Japan Index.
Aggregate principal amount:		$
Stated principal amount:		$10 per security
Issue price:		$10 per security (see “Commissions and issue price” below)
Pricing date:		June , 2007
Original issue date:		June , 2007 (5 business days after the pricing date)
Maturity date:		June 20, 2013
Payment at maturity (per security):		Each security is exchangeable on the maturity date, unless earlier exchanged, for the net entitlement value as determined on the maturity valuation date.
Net entitlement value:

• The initial net entitlement value on the pricing date will be $9.95 per security.

• The net entitlement value on any subsequent index business day will equal (i) the product of (x) the net entitlement value on the previous index business day times (y) the StyleSelect Japan Index performance on that index business day, minus (ii) the adjustment amount determined as of that index business day.

StyleSelect Japan Index performance:		The StyleSelect Japan Index performance on any index business day will equal the closing value of the StyleSelect Japan Index on that index business day divided by the closing value of the StyleSelect Japan Index on the previous index business day.
Adjustment amount:		The adjustment amount on any index business day will equal (i) the product of (x) 1.25% of the net entitlement value on the previous index business day times (y) the number of calendar days since the previous index business day, divided by (ii) 365. On an annualized basis, the adjustment amount will reduce the net entitlement value by approximately 1.25% per year based on each index business day’s net entitlement value.
Maturity valuation date:		June 18, 2013, subject to adjustment for non-index business days and market disruption events.
Exchange right:		An investor will, subject to the minimum exchange amount, have the right to exchange a block of the securities on any index business day during any exchange period for the net entitlement value as determined on the applicable exchange valuation date and payable on the fifth trading day following such exchange valuation date.
Minimum exchange amount:		10,000 securities and multiples of 100 securities in excess thereof.
Exchange periods:		The first 10 calendar days of March, June, September and December in each year, beginning in September 2007 and ending in March 2013.
Exchange valuation date:		The first index business day following the last calendar day of the applicable exchange period, subject to adjustment for market disruption events.
Interest:		None
CUSIP:		61747S363
Listing:		None
Agent:		Morgan Stanley & Co. Incorporated (“MS & Co.”)
Calculation agent:		MS & Co.
Commissions and issue price:		Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
	Per security	$10	$0.05	$9.95
	Total	$	$	$
(1)	The securities will be issued at $10 per security and the agent’s commissions will be $0.05 per security; provided that the price to public and the agent’s commissions for any single transaction to purchase $500,000 or more principal amount of securities will be $9.95 per security and $0.00 per security, respectively.
(2)	If you continue to hold to your securities, we will pay the brokerage firm through which you hold your securities additional commissions on a quarterly basis beginning in September 2007. For additional information, see “Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary pricing supplement describing this offering, and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Preliminary Pricing Supplement dated May 25, 2007
Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837

Participation Notes due June 20, 2013
Based on the Performance of the StyleSelect IndexSM on MSCI Japan – Total Return

Investment Overview

Participation Notes

The Participation Notes Based on the Performance of the StyleSelect IndexSM on MSCI Japan – Total Return, which we refer to as the securities, are designed to offer investors the opportunity to receive a payment at maturity, or upon exchange a block of the securities, of an amount of cash based on the performance of the StyleSelect IndexSM on MSCI Japan – Total Return, which we refer to as the StyleSelect Japan Index. Investors in the securities must be willing to accept the risk of loss of principal and be willing to forgo interest payments.

StyleSelect Japan Index

The StyleSelect Japan Index is a custom index modeled by MS & Co.’s Quantitative and Derivative Strategies group and calculated by Morgan Stanley Capital International Inc., which we refer to as MSCI, a majority-owned subsidiary of Morgan Stanley. MSCI applies MS & Co.’s quantitative model to the MSCI Japan Index to calculate the StyleSelect Japan Index.

The StyleSelect Japan Index consists of particular stocks selected from the component stocks of the MSCI Japan Index through an objective quantitative selection process developed by MS & Co. that is intended to identify Japanese companies that combine strong growth and value characteristics using the pre-defined set of financial criteria described below. As of May 31, 2007, the StyleSelect Japan Index included 78 of the 382 stocks composing the MSCI Japan Index. The following chart illustrates the StyleSelect Japan Index selection process:

The MSCI Japan Index, from which stocks included in the StyleSelect Japan Index are selected, is intended to provide performance benchmarks for the equity markets in Japan. The MSCI Japan Index is a free float-adjusted market capitalization index, which adjusts the weighting of each stock in the index to reflect the approximate number of shares actually available for purchase in the public equity markets by international investors in light of potential limitations imposed by strategic or government ownership of a company or foreign stock ownership limits in Japan. The StyleSelect Japan Index uses the same free-float adjusted market capitalization methodology as the MSCI Japan Index. For more information regarding the MSCI Japan Index generally and the methodology for calculating free float-adjusted market capitalization, please see “Description of Securities—The MSCI Japan Index,” “Description of Securities—The MSCI Japan Index—Index Calculation” and “Description of Securities—The MSCI Japan Index—Selection of Component Stocks and Calculating and Adjusting for Free Float” in the accompanying preliminary pricing supplement. The StyleSelect Japan Index is a total return index with gross dividends, which measures the market performance of its component stocks, including the stock price performance and income from dividend payments (which is deemed reinvested in the StyleSelect Japan Index on the day purchasers of the applicable stock are no longer entitled to receive the declared and upcoming dividend payment). The total return with gross dividends methodology approximates the maximum possible dividend reinvestment by reinvesting dividends based on amounts that would be distributed to individuals resident in Japan, but not including any tax credits.

June 2007	Page 2

Participation Notes due June 20, 2013
Based on the Performance of the StyleSelect IndexSM on MSCI Japan – Total Return

The StyleSelect Japan Index was first published on January 1, 2007 with the base date of July 3, 2003 and a base value of 1,000 and is rebalanced quarterly based upon changes in the growth and value characteristics of current component stocks in the StyleSelect Japan Index and potential additional component stocks to be selected from the MSCI Japan Index, as determined by the quantitative selection process and upon changes in the overall composition of the MSCI Japan Index. Both the StyleSelect Japan Index and the MSCI Japan Index are calculated and published daily by MSCI. See “Description of Securities—Affiliation of MSCI, MS & Co. and Morgan Stanley” in the accompanying preliminary pricing supplement.

StyleSelect Japan Index Selection – Value Characteristics and Growth Characteristics

Value Characteristics. In order to measure the value characteristics of a particular stock, MSCI calculates a quantifiable score, known as the “Aggregate Value Z-Score,” which represents the combined average of three separate financial measures for a company as compared to the same financial measures of other companies in the MSCI Japan Index. Derived from publicly available information, these financial measures for value characteristics are as follows.

       – Book value to price ratio

    Book value is the value of the company’s assets as shown on its financial statements, which often differs from the market value of the company as reflected in its stock price. A high ratio may indicate a stock that is undervalued as the stock price may not fully reflect the value of the underlying assets, but could also indicate lackluster growth and/or profitability prospects.

       – Twelve-month forward earnings to price ratio

  This financial measure compares the expected earnings of a company over the next twelve months derived from consensus analysts’ earnings estimates to the company’s current stock price. A high ratio may indicate that a company’s stock price does not fully reflect future expected earnings growth, but could also mean that its earnings are volatile and therefore less valuable.

       – Dividend yield

  Dividend yield compares the amount of dividends paid by a company (as represented by the current annualized dividend per share) to its stock price. A high dividend yield may mean that the company’s stock price does not fully reflect the returns an investor may receive in the form of dividend distributions, but could also mean that the company is reinvesting less of its earnings than companies with a low dividend yield and, as a result, may be expected to grow earnings at a lower rate.

MSCI compares these financial measures for a particular stock to all the other companies in the MSCI Japan Index to calculate how statistically close the company is to the average company in the MSCI Japan Index for that particular financial measure. These financial measure comparisons are averaged together on the basis of proprietary weightings to reach the Aggregate Value Z-Score. Stocks with higher Aggregate Value Z-Scores are generally selected for inclusion in the StyleSelect Japan Index over stocks with lower Aggregate Value Z-Scores.

Growth Characteristics. Similarly, in order to measure the growth characteristics of a particular stock, MSCI calculates a second quantifiable score, known as the “Aggregate Growth Z-Score.” The Aggregate Growth Z-Score is calculated on the same basis as the Aggregate Value Z-Score, except that it uses the following five financial measures, each derived from public information:

       – Long-term forward earnings per share growth rate

  Expected earnings per share growth rate over the next three to five years derived from consensus analysts’ earnings growth rate estimates is a key measure of anticipated earnings growth. Since this financial measure is based on expectations of future earnings growth that may not be realized, this financial measure, while key, is not the sole determinant used to select a growth stock.

       – Short-term forward earnings per share growth rate

    Together with the long-term forward earnings per share growth rate, the short-term forward earnings per share growth rate, which is the growth rate between the 12-month historical earnings per share and the 12-month forward earnings per share, is often used to determine the growth potential of a company.

June 2007	Page 3

Participation Notes due June 20, 2013
Based on the Performance of the StyleSelect IndexSM on MSCI Japan – Total Return

       – Current internal growth rate

    Combining return on equity ratio with the payout ratio (which is the current annualized dividend per share divided by the 12-month historical earnings per share), this financial measure compares earnings as a percentage of the equity invested in the company with the amount of dividends distributed by the company. A high return on equity and a low payout ratio produce a high internal growth rate, identifying companies that may be efficiently generating and reinvesting earnings and may therefore grow at a higher rate than a company distributing a larger portion of its earnings in dividends.

       – Long-term historical earnings per share growth trend

    This measure analyzes a company’s growth in earnings in past fiscal periods.

       – Long-term historical sales per share growth trend

    This measure analyzes a company’s growth in revenues in past fiscal periods.

These financial measures are averaged together on the basis of proprietary weightings to reach the Aggregate Growth Z-Score. Stocks with higher Aggregate Growth Z-Scores are generally selected for inclusion in the StyleSelect Japan Index over stocks with lower Aggregate Growth Z-Scores.

Original Selection of Component Stocks of the StyleSelect Japan Index

1. Quantitative Filter – The component stocks of the MSCI Japan Index were selected for initial inclusion in the StyleSelect Japan Index if both their Aggregate Value Z-Scores and Aggregate Growth Z-Scores were within certain specified upper and lower value limits. The quantitative parameters, which acted as a fixed zone for filtering candidate stocks, was designed by MS & Co.’s Quantitative Derivative Strategies group to identify stocks that advantageously combined value and growth characteristics.

2. Industry Sector Representation – After determining the stocks that met the quantitative parameters above, the selection process ensured that the StyleSelect Japan Index contained at least three stocks from each industry sector in the MSCI Japan Index. If an industry sector contained less than three stocks meeting the quantitative parameters, the StyleSelect Japan Index included stocks that failed to meet these parameters in the order of highest Aggregate Value Z-Score within each industry sector until the minimum of three stocks per industry sector was satisfied. The StyleSelect Japan Index applies this industry sector representation in its quarterly rebalancing described below.

3. Sector Weight – The StyleSelect Japan Index was designed to approximately match the industry sector weights of the MSCI Japan Index, including the adjustments to reflect the approximate number of shares actually available for purchase in the public equity markets by international investors in light of potential limitations imposed by strategic or government ownership of a company or foreign stock ownership limits in Japan as described in “Description of Securities—The MSCI Japan Index—Index Calculation” and “Description of Securities—The MSCI Japan Index—Selection of Component Stocks and Calculating and Adjusting for Free Float” in the accompanying preliminary pricing supplement. Accordingly, the weights of all component stocks of the StyleSelect Japan Index in a particular sector were increased or decreased proportionately until the sector weights of the StyleSelect Japan Index matched those of the MSCI Japan Index. The StyleSelect Japan Index applies this sector weighting methodology to its quarterly rebalancing described below.

4. 10/40 Concentration Constraints in UCITS III – The StyleSelect Japan Index took into consideration the 10% and 40% concentration constraints of the Undertakings for Collective Investment in Transferable Securities III Directive (“UCITS III”), which are a set of European Union regulations designed to regulate the management of investment funds. Under the 10% and 40% concentration constraints, the weight given to securities of any single issuer cannot exceed 10% of the total assets of an investment fund and the sum of the weights of all issuers representing more than 5% of the assets of an investment fund cannot collectively exceed 40% of the total assets of such investment fund. The StyleSelect Japan Index was designed and is maintained to comply with these 10% and 40% concentration constraints.

Maintenance of the StyleSelect Japan Index

The StyleSelect Japan Index is rebalanced quarterly (i) to maintain a specified level of value and growth characteristics in the component stocks of the StyleSelect Japan Index by reflecting changes in the Aggregate Value Z-Scores and Growth Z-Scores of component and candidate stocks, while taking into account the specified diversification criteria, and (ii) to reflect the results of MSCI’s annual index review and three quarterly index reviews of the MSCI Japan Index from which the StyleSelect Japan Index component stocks are selected. This quarterly review process is designed to ensure that the StyleSelect Japan Index continues to be an accurate reflection of the evolving equity markets in Japan for stocks that combine growth and value characteristics.

June 2007	Page 4

Participation Notes due June 20, 2013
Based on the Performance of the StyleSelect IndexSM on MSCI Japan – Total Return

1. Rebalancing due to Z-Scores.

A. Quantitative Stock Selection – At the quarterly rebalancing, which occur each February, May, August and November, Z-Scores are used to identify component stocks of the MSCI Japan Index that could potentially be added to or removed from the StyleSelect Japan Index on the basis of objective quantitative criteria that differs from those used for the original selection of stocks for the StyleSelect Japan Index in that higher Z-Scores are necessary to add a stock to the StyleSelect Japan Index compared to the original selection criteria, while component stocks of the StyleSelect Japan Index will remain in the StyleSelect Japan Index unless they go below the specified removal thresholds, which are lower than the original minimum Z-Score requirements. These rebalancing thresholds are designed to help control turnover in the component stocks in an effort to maintain continuity and historical comparability of the StyleSelect Japan Index.

B. Industry Sector Representation – After identifying stocks that meet the quantitative stock selection thresholds above, the industry sector representation requirement, as described under “—Original Selection of Component Stocks of the StyleSelect Japan Index,” is applied so that at least three stocks from each industry sector are included in the StyleSelect Japan Index.

If the minimum of three stocks per sector cannot be maintained due to corporate events or other reasons that lead to the removal of such stocks from the MSCI Japan Index, no action is taken until the next regularly scheduled quarterly rebalancing.

C. Sector Weight – At each quarterly rebalancing, the sector weighting methodology as described under “—Original Selection of Component Stocks of the StyleSelect Japan Index” is applied to approximate the sector weights of the MSCI Japan Index. Because the weights of all component stocks of the StyleSelect Japan Index in a particular sector are increased or decreased proportionately until the sector weights of the StyleSelect Japan Index match those of the MSCI Japan Index, the weights of the individual component stocks of the StyleSelect Japan Index from a particular sector could differ from the weights of those stocks in the MSCI Japan Index.

D. 10/40 Concentration Constraints in UCITS III – To take into account the 10% and 40% concentration constraints of UCITS III, which are described under “—Original Selection of Component Stocks of the StyleSelect Japan Index,” the StyleSelect Japan Index is adjusted as necessary if the StyleSelect Japan Index would have otherwise breached these concentration constraints due to the addition or removal of a stock or as a result of corporate events or the stock price performance of the component stocks. These adjustments may cause the sector weights of the StyleSelect Japan Index to diverge from the sector weights of the MSCI Japan Index.

2. Rebalancing of the StyleSelect Japan Index due to ongoing maintenance of the MSCI Japan Index.

Annual and Quarterly MSCI Japan Index Reviews. Each year, the MSCI Japan Index completes an annual index review and three quarterly index reviews of the composition of component stocks in the MSCI Japan Index and any changes to the MSCI Japan Index take effect as of the close of the last business day of February, May, August, and November. See “Description of Securities—The MSCI Japan Index—Maintenance of the MSCI Japan Index” in the accompanying preliminary pricing supplement. Because the component stocks of the StyleSelect Japan Index are selected only from the MSCI Japan Index, the StyleSelect Japan Index reflects the relevant changes in the composition of the MSCI Japan Index. A stock removed from the MSCI Japan Index is also removed from the StyleSelect Japan Index on the same day that the stock is removed from the MSCI Japan Index. A stock newly added to the MSCI Japan Index is not considered for addition to the StyleSelect Japan Index until the next StyleSelect Japan Index quarterly rebalancing so that the stock’s Aggregate Value Z-Score and the Aggregate Growth Z-Score can be calculated and analyzed to determine if the stock should be included in accordance with the StyleSelect Japan Index’s quantitative criteria.

Ongoing Event-Related Changes to the MSCI Japan Index. In addition to the annual and quarterly index reviews, MSCI reviews and updates the composition of the MSCI Japan Index on a periodic basis to take into account certain corporate events, such as such as mergers and acquisitions. See “Description of Securities—The MSCI Japan Index—Maintenance of the MSCI Japan Index” in the accompanying preliminary pricing supplement. The same changes implemented in the MSCI Japan Index are reflected in the StyleSelect Japan Index at the time of such event through price adjustments of the affected stocks or otherwise. All changes to the MSCI Japan Index resulting from corporate events are announced prior to their implementation, provided that all necessary information on the event is available.

Currency and Hedging

The StyleSelect Japan Index is calculated by using the closing prices of the component stocks of the StyleSelect Japan Index as converted into U.S. dollars, and currency exposures are not hedged. As a result, the StyleSelect Japan Index calculated in U.S. dollars is exposed to currency exchange rate fluctuations between the U.S. dollar and the Japanese yen. Exposure to currency changes will depend on the extent to which the Japanese yen strengthens or weakens against the U.S. dollar. The devaluation of the U.S. dollar against the Japanese yen will result in an increase in the value of the StyleSelect Japan Index. Conversely, if the U.S. dollar strengthens against the Japanese yen the value of the StyleSelect

June 2007	Page 5

Participation Notes due June 20, 2013
Based on the Performance of the StyleSelect IndexSM on MSCI Japan – Total Return

Japan Index will be adversely affected and may reduce any return on your investment. Fluctuations in currency exchange rates can have a continuing impact on the value of the StyleSelect Japan Index and any negative currency impact on the StyleSelect Japan Index may significantly decrease the value of the Securities. Accordingly, the return on the StyleSelect Japan Index calculated in U.S. dollars can be significantly different from the return on such index calculated in Japanese yen. See “Description of Securities—Currency Exchange Rate Information” in the accompanying preliminary pricing supplement.

MSCI Japan Index Overview

The MSCI Japan Index is a capitalization-weighted equity index, adjusted for free float, which reflects the sectoral diversity of the Japanese equity market and represents Japanese companies that are available to investors worldwide. The MSCI Japan Index is intended to capture 60% of the total country market capitalization while maintaining the overall risk structure of the market. Securities listed on the Tokyo, Osaka, Fukuoka, Nagoya, Sapporo, JASDAQ and NASDAQ JP exchanges are eligible for inclusion in the MSCI Japan Index. For more information regarding the MSCI Japan Index, please see “Description of Securities—The MSCI Japan Index” in the accompanying preliminary pricing supplement.

StyleSelect Japan Index Recent Data Overview

Information on the StyleSelect Japan Index as of market close on May 31, 2007:

Bloomberg Ticker:	MSQISTJD
Current Index Value:	2,333.84
52 Weeks Ago:	2,033.98
52 Week High:	2,444.70
52 Week Low:	1,822.12

June 2007	Page 6

Participation Notes due June 20, 2013
Based on the Performance of the StyleSelect IndexSM on MSCI Japan – Total Return

The following graph illustrates the trends of the indicative and historical closing values of the StyleSelect Japan Index and the closing values of the MSCI Japan Index from December 31, 1996 to May 31, 2007. The graph has been calculated using the indicative and historical closing values as described under “Historical and Indicative Information on the StyleSelect Japan Index” below and, for all periods prior to July 3, 2003, simulated historical closing values of the applicable component stocks of the MSCI Japan Index prepared by MS & Co.'s Quantitative and Derivative Strategies Group without applying the 10/40 Concentration Constraints in UCITS III described under “Investment Overview—StyleSelect Japan Index—Original Selection of Component Stocks of the StyleSelect Japan Index” above. In addition, on July 3, 2003, the StyleSelect Japan Index was re-based to an index level of 1,000 and re-calculated using the original selection criteria described under “Investment Overview—StyleSelect Japan Index—Original Selection of Component Stocks of the StyleSelect Japan Index” instead of the quarterly maintenance criteria described under “Investment Overview—The StyleSelect Japan Index—Maintenance of the StyleSelect Japan Index” for the purposes of selecting the component stocks of the StyleSelect Japan Index.

The use of simulated historical closing values without application of the 10/40 Concentration Constraints in UCITS III and the re-calculation of the StyleSelect Japan Index using the original selection criteria in July 2003 may have resulted in higher returns for the StyleSelect Japan Index than would have been realized using actual closing values prepared by MSCI and the current StyleSelect Japan Index calculation methodology. In addition, the graph does not show every situation that may occur and the historical or indicative performance of the StyleSelect Japan Index relative to the MSCI Japan Index should not be taken as an indication of future comparative performance.

StyleSelect Japan Index and MSCI Japan Index Closing Values
from December 31, 1996 to May 31, 2007

For additional information about the SelectStyle Japan Index, see the information set forth under “Investment Overview—SelectStyle Japan Index” above and “Historical and Indicative Information on the StyleSelect Japan Index” below.

June 2007	Page 7

Participation Notes due June 20, 2013
Based on the Performance of the StyleSelect IndexSM on MSCI Japan – Total Return

Key Investment Rationale

■	The securities offer investors an opportunity to receive a payment at maturity, or upon exchange of the securities, based on the performance of the StyleSelect Japan Index.

■	The StyleSelect Japan Index strategy is built upon the core principle that value and growth characteristics, which are generally negatively correlated, have historically been drivers of stock performance.

■	The StyleSelect Japan Index assesses the value and growth characteristics of the stock components of the MSCI Japan Index, ranking and selecting stocks that have both value and growth properties. Morgan Stanley’s analysis has shown that this “optimal” style zone has historically demonstrated favorable return characteristics.

Summary of Selected Key Risks (see page 12)

■	Securities do not pay interest nor guarantee return of principal

■	The securities may not outperform and may significantly underperform the MSCI Japan Index

■	The market price of the securities will be influenced by many unpredictable factors

■	Investing in the securities is not the same as investing in the MSCI Japan Index

■	The securities are linked to an index composed exclusively of Japanese stocks and there are risks associated with investments in securities linked to the value of foreign equity securities

■	The securities are subject to currency exchange rate risk

■	The initial net entitlement value and the adjustment amount will have the effect of reducing your participation in the StyleSelect Japan Index

■	Investing in the securities is not the same as investing directly in stocks composing the StyleSelect Japan Index

■	There are restrictions on the minimum number of securities you may exchange and on the dates on which you may exchange them

■	Adjustments to the StyleSelect Japan Index or the MSCI Japan Index could adversely affect the value of the securities

■	The brokerage firm through which you hold your securities and your broker may have economic interests that are different from yours

■	The U.S. federal income tax consequences of an investment in the securities are uncertain

■	The securities will not be listed

■	The inclusion of commissions and projected profit from hedging in the issue price is likely to adversely affect secondary market prices

■	Economic interests of MSCI and the calculation agent may be potentially adverse to investors

■	Hedging and trading activity by MS & Co. and its affiliates could potentially adversely affect the value of the StyleSelect Japan Index

■	Morgan Stanley’s credit rating may affect the market value

June 2007	Page 8

Participation Notes due June 20, 2013
Based on the Performance of the StyleSelect IndexSM on MSCI Japan – Total Return

Fact Sheet

The securities offered are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the preliminary pricing supplement, the prospectus supplement and the prospectus. At maturity, an investor will receive for each stated principal amount of securities that the investor holds, an amount in cash that may be more or less than the stated principal amount based upon the closing value of the underlying index on the maturity valuation date, subject to the right to exchange a minimum of 10,000 securities prior to maturity (with payment based upon the closing value of the underlying index on the exchange valuation date). The securities are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Expected Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
June , 2007	June , 2007 (5 business days after the pricing date)	June 20, 2013
Key Terms
Issuer:	Morgan Stanley
Underlying index:	StyleSelect IndexSM on MSCI Japan – Total Return (“StyleSelect Japan Index”)
Aggregate principal amount:	$
Stated principal amount:	$10 per security.
Issue price:	The securities will be issued at $10 per security and the agent’s commissions will be $0.05 per security; provided that the price to the public and the agent’s commissions for any single transaction to purchase $500,000 or more principal amount of securities will be $9.95 per security and $0.00 per security, respectively.
In addition to the commission paid at the time of the initial offering of the securities, commissions will be paid on a quarterly basis to brokerage firms, including MS & Co. and its affiliates, whose clients purchased securities in the initial offering and who continue to hold their securities on the last business day of each quarter, beginning in September 2007 and ending on March 31, 2013. For the period from April 1, 2013 to the maturity date, a prorated commission amount will be paid to brokerage firms whose clients purchased securities in the initial offering and who continue to hold their securities at maturity. These additional commissions will equal 0.15625% (equivalent to 0.625% on a per annum basis) times the average net entitlement value per security in each quarter. The average net entitlement value for any quarter will equal the sum of the net entitlement values of the securities on each index business day during that quarter divided by the number of index business days in that quarter.
Denominations:	$10 and integral multiples thereof
Interest:	None
Payment at maturity (per security):	Each security is exchangeable on the maturity date, unless earlier exchanged, for the net entitlement value as determined on the maturity valuation date.
Net entitlement value:	• The initial net entitlement value on the pricing date will be $9.95 per security.

• The net entitlement value on any subsequent index business day will equal (i) the product of (x) the net entitlement value on the previous index business day times (y) the StyleSelect Japan Index performance on that index business day, minus (ii) the adjustment amount determined as of that index business day.

StyleSelect Japan Index performance:	The StyleSelect Japan Index performance on any index business day will equal the closing value of the StyleSelect Japan Index on that index business day divided by the closing value of the StyleSelect Japan Index on the previous index business day.
Adjustment amount:	The adjustment amount on any index business day will equal (i) the product of (x) 1.25% of the net entitlement value on the previous index business day times (y) the number of calendar days since the previous index business day, divided by (ii) 365. On an annualized basis, the adjustment amount will reduce the net entitlement value by approximately 1.25% per year based on each index business day’s net entitlement value.
Maturity valuation date:	June 18, 2013, subject to adjustment for non-index business days and market disruption events.
Exchange right:	An investor will, subject to the minimum exchange amount, have the right to exchange a block of the securities on any index business day during any exchange period for the net entitlement value as determined on the applicable exchange valuation date and payable on the fifth trading day following such exchange valuation date.
Minimum exchange amount:	10,000 securities and multiples of 100 securities in excess thereof.
Exchange periods:	The first 10 calendar days of March, June, September and December in each year, beginning in September 2007 and ending in March 2013.
Exchange valuation date:	The first index business day following the last calendar day of the applicable exchange period, subject to adjustment for market disruption events.
Risk factors:	Please see “Risk Factors” on page 12.

June 2007	Page 9

Participation Notes due June 20, 2013
Based on the Performance of the StyleSelect IndexSM on MSCI Japan – Total Return

General Information
Listing:	None
CUSIP:	61747S363
Minimum ticketing size:	100 securities
Tax consideration:

Although the issuer believes each security should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in securities.

Assuming this characterization of the securities of the securities is respected, the following U.S. federal income tax consequences should result.
• A U.S. Holder should not be required to recognize taxable income over the term of the securities prior to maturity, other than pursuant to a sale or exchange.

• Upon sale, exchange or settlement of the securities at maturity, a U.S. Holder should generally recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the securities. Such gain or loss should generally be long-term capital gain or loss if the investor has held the securities for more than one year.

Please read the discussion under “Risk Factors—Structure Specific Risk Factors” in these preliminary terms and the discussion under “United States Federal Taxation” in the accompanying pricing supplement concerning the U.S. federal income tax consequences of investing in the securities.
Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Use of proceeds and hedging:	The net proceeds we receive from the sale of the securities will be used primarily in connection with hedging our obligations under the securities by one or more of our affiliates. The issue price of the securities includes the agent’s commissions (as shown on the cover page) paid with respect to the securities. In addition, the adjustment amount takes into account the ongoing commissions and the costs of hedging our obligations under the securities. The costs of hedging include the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in managing the hedging transactions. Since hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates’ control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss. See also “Use of Proceeds and Hedging” in the preliminary pricing supplement.
ERISA:	See “Benefit Plan Investor Considerations” in the accompanying preliminary pricing supplement.
Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225- 7000).

This offering summary represents a summary of the terms and conditions of the securities. We encourage you to read the preliminary pricing supplement, prospectus supplement and prospectus for this offering.

June 2007	Page 10

Participation Notes due June 20, 2013
Based on the Performance of the StyleSelect IndexSM on MSCI Japan – Total Return

Hypothetical Examples

The payment on the securities at maturity will depend on the level of the StyleSelect Japan Index on the maturity valuation date. The examples of the hypothetical payment calculations that follow assume that you hold the securities to maturity. The examples in the table below are based on the following terms:

  Initial value of StyleSelect Japan Index: 2,333.84

  Stated principal amount: $10 per security

  Initial net entitlement value: $9.95
Starting StyleSelect Japan Index Value	Hypothetical Ending StyleSelect Japan Index Value	StyleSelect Japan Index Total Return at Maturity	StyleSelect Japan Index Annualized Return	Issue Price per Security	Total Payout per Security at Maturity	Total Return on Securities at Maturity	Annualized Return on Securities at Maturity
2,333.84	1,166.92	-50%	-10.93%	$10	$4.62	-53.80%	-12.11%
2,333.84	1,400.30	-40%	-8.18%	$10	$5.54	-44.60%	-9.39%
2,333.84	1,633.69	-30%	-5.78%	$10	$6.46	-35.40%	-7.03%
2,333.84	1,867.07	-20%	-3.66%	$10	$7.39	-26.10%	-4.94%
2,333.84	2,100.46	-10%	-1.74%	$10	$8.31	-16.90%	-3.05%
2,333.84	2,333.84	0%	0.00%	$10	$9.23	-7.70%	-1.33%
2,333.84	2,567.22	10%	1.60%	$10	$10.15	1.50%	0.26%
2,333.84	2,800.61	20%	3.09%	$10	$11.08	10.80%	1.72%
2,333.84	3,033.99	30%	4.48%	$10	$12.00	20.00%	3.09%
2,333.84	3,267.38	40%	5.78%	$10	$12.92	29.20%	4.38%
2,333.84	3,500.76	50%	7.00%	$10	$13.85	38.50%	5.59%
2,333.84	3,734.14	60%	8.16%	$10	$14.77	47.70%	6.73%
2,333.84	3,967.53	70%	9.26%	$10	$15.69	56.90%	7.82%
2,333.84	4,200.91	80%	10.31%	$10	$16.62	66.20%	8.85%
2,333.84	4,334.30	90%	11.31%	$10	$17.54	75.40%	9.84%
2,333.84	4,667.68	100%	12.27%	$10	$18.46	84.60%	10.78%

The above examples demonstrate the effect that the initial net entitlement value and the adjustment amount have on the payment on the securities at maturity relative to the performance of the StyleSelect Japan Index. Note that in each of the above examples, in order to illustrate the relative return between the StyleSelect Japan Index and an investment in the securities, we have, in calculating the effect of the adjustment amount, assumed that the StyleSelect Japan Index had moved up or down at an even rate, which, when compounded monthly, results in the applicable total return of the StyleSelect Japan Index. Because the level of the StyleSelect Japan Index may be subject to significant fluctuations over the term of the securities, it is not possible to present a chart or table illustrating the complete range of possible payment on the securities at maturity for any given ending value of the StyleSelect Japan Index. The actual payment on the securities at maturity relative to the performance of the StyleSelect Japan Index may be more or less than shown in the above table and will depend on the actual monthly returns of the StyleSelect Japan Index over the term of the securities.

June 2007	Page 11

Participation Notes due June 20, 2013
Based on the Performance of the StyleSelect IndexSM on MSCI Japan – Total Return

Risk Factors

The securities are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the securities. Accordingly, investors should consult their own financial and legal advisors as to the risks entailed by an investment in the securities and the suitability of such securities in light of the investor’s particular circumstances.

The following is a non-exhaustive list of certain key risk factors for investors in the securities. For a complete list of risk factors, please see the accompanying preliminary pricing supplement.

Structure Specific Risk Factors

■	Securities do not pay interest and do not guarantee return of principal. The terms of the securities differ from ordinary debt securities in that you will not be paid interest and you are not guaranteed the return of your principal at maturity. The return on your investment in the securities may be less than the amount that would be paid on an ordinary debt security and actually may be negative. The payment to you at maturity, or upon exchange, will be a cash amount that may be worth less, and potentially significantly less, than the $10 principal amount of each security.

■	The securities may not outperform and may significantly underperform the MSCI Japan Index. In historical simulations of past performance, the StyleSelect Japan Index has experienced significant fluctuations in value and periods of significant losses. Since the quantitative factors that determine the composition of the StyleSelect Japan Index do not change, the StyleSelect Japan Index is not actively managed to adjust to changing geopolitical, financial or other conditions. The StyleSelect Japan Index’s quantitative stock selection process could select stocks that underperform the MSCI Japan Index, possibly significantly. Even if the StyleSelect Japan Index does outperform the MSCI Japan Index, the StyleSelect Japan Index could decrease in value if the MSCI Japan Index suffers losses that are not fully offset by any outperformance of the StyleSelect Japan Index.

■	The market price of the securities will be influenced by many unpredictable factors. A number of factors, many of which are beyond our control, will influence the value of the securities in the secondary market and the price at which MS & Co. may be willing to purchase or sell the securities in the secondary market. We expect that generally the value of the StyleSelect Japan Index and the component stocks of the StyleSelect Japan Index on any day will affect the value of the securities more than any other single factor. Other factors that may influence the value of the securities include interest and yield rates in the market, geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the component stocks, Japanese stock markets or stock markets generally and the value of the StyleSelect Japan Index, and our creditworthiness. As a result, the market value of the securities will vary and may be less than par at any time, including at maturity.

■	Investing in the securities is not the same as investing in the MSCI Japan Index. The StyleSelect Japan Index is a custom index modeled by MS & Co.’s Quantitative and Derivative Strategies group consisting of a sub-set of particular stocks selected from the component stocks of the MSCI Japan Index that is intended to identify Japanese companies that combine strong growth and value characteristics using a pre-defined set of financial criteria. As a result, the return on the securities will not be the same as the return on an investment intended to replicate, or is directly linked to, the MSCI Japan Index.

■	The securities are linked to an index composed exclusively of Japanese stocks and there are risks associated with investments in securities linked to the value of foreign equity securities. All of the component stocks of the StyleSelect Japan Index are selected from the MSCI Japan Index. As a result, the StyleSelect Japan Index is concentrated exclusively on one country. There are risks associated with investing in foreign equity markets, such as Japan, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies listed in those markets. The prices of securities in foreign markets, such as Japan, may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Also, there is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the United States Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

June 2007	Page 12

Participation Notes due June 20, 2013
Based on the Performance of the StyleSelect IndexSM on MSCI Japan – Total Return

■	The securities are subject to currency exchange rate risk. Because the closing values of the StyleSelect Japan Index generally reflect the U.S. dollar value of the securities represented in the StyleSelect Japan Index, holders of the securities will be exposed to the currency exchange rate risk of the Japanese yen relative to the U.S. dollar. If the U.S. dollar strengthens against the Japanese yen, the value of the StyleSelect Japan Index will be adversely affected and the payment at maturity on the securities may be reduced.

■	The initial net entitlement value and the adjustment amount will have the effect of reducing your participation in the StyleSelect Japan Index. Because the initial net entitlement value is 0.5% less than the issue price of the securities and the adjustment amount will reduce the net entitlement value by approximately 1.25% per year based on each index business day’s net entitlement value, the StyleSelect Japan Index must increase in order for you to receive an amount at maturity, or upon exchange, equal to the stated principal amount of each security.

■	Investing in the securities is not the same as investing directly in stocks composing the StyleSelect Japan Index. Due to the effect of the adjustment amount and the reinvestment of dividends paid on the component stocks of the StyleSelect Japan Index, investing in the securities is not, and consequently the return on the securities will not be, equivalent to investing in a mutual fund or other pooled investment that invests in the component stocks of, or that is benchmarked to, the StyleSelect Japan Index. Furthermore, investors in the securities will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks composing the StyleSelect Japan Index. Accordingly, the securities may trade at prices that do not reflect the value of the StyleSelect Japan Index and the securities may trade differently from other instruments or investments that are benchmarked to the StyleSelect Japan Index.

■	There are restrictions on the minimum number of securities you may exchange and on the dates on which you may exchange them. To exercise your exchange right, you must exchange a block of at least 10,000 securities at any one time and only during the first 10 calendar days of March, June, September and December of each year, beginning in September 2007. Consequently, if you own less than 10,000 securities or if you own at least 10,000 securities and wish to move out of your investment other than on a quarterly exchange date, you will need to sell the securities in the market where there may be limited liquidity and where the securities’ market price may not reflect the value of the StyleSelect Japan Index.

■	Adjustments to the StyleSelect Japan Index or the MSCI Japan Index could adversely affect the value of the securities. MSCI may add, delete or substitute the component stocks of the MSCI Japan Index and, consequently, of the StyleSelect Japan Index or make other methodological changes that could directly or indirectly affect the value of the StyleSelect Japan Index. MSCI may discontinue or suspend calculation or publication of the MSCI Japan Index at any time, in which case the calculation agent will have the sole discretion to substitute a successor index, which is comparable to the MSCI Japan Index, to underlie the StyleSelect Japan Index, and the calculation agent is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates. If the calculation agent determines that there is no such appropriate successor index or if MSCI discontinues or suspends calculation or publication of the StyleSelect Japan Index, the securities will be deemed accelerated to the trading day immediately preceding such discontinuance. Any of these actions could adversely affect the value of the securities.

■	The brokerage firm through which you hold your securities and your broker may have economic interests that are different from yours. In addition to the commission paid at the time of the initial offering of the securities, commissions will be paid on a quarterly basis to brokerage firms, including MS & Co. and its affiliates, whose clients purchased securities in the initial offering and who continue to hold their securities. These additional commissions will equal 0.15625% (equivalent to 0.625% on a per annum basis) multiplied by the average net entitlement value per security in each quarter (prorated for the period ending in June 2013). We expect that the brokerage firm through which you hold your securities will pay a portion of these additional commissions to your broker. As a result of these arrangements, your brokerage firm and your broker may have an incentive to encourage you to hold the securities because they will not receive the quarterly commission for the current period or for future periods if you sell your securities.

■	The U.S. federal income tax consequences of an investment in the securities are uncertain. Please read the discussion under “Fact Sheet—General Information—Tax Considerations” in these preliminary terms and the discussion under “United States Federal Taxation” in the accompanying pricing supplement (together the “Tax

June 2007	Page 13

Participation Notes due June 20, 2013
Based on the Performance of the StyleSelect IndexSM on MSCI Japan – Total Return

Disclosure Sections”) concerning the U.S. federal income tax consequences of investing in the securities. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the securities, the timing and character of income on the securities might differ from the tax treatment described in the Tax Disclosure Sections. For example, under one characterization, U.S. Holders could be required to accrue original issue discount on the securities every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the securities as ordinary income. It is also possible that modifications to the MSCI Japan Index could impact the StyleSelect Index, which modifications could be treated as giving rise to a taxable event to a U.S. Holder such that the U.S. Holder would be required to recognize gain or loss even though the holder has not actually sold or exchanged the securities. The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the securities, and the IRS or a court may not agree with the tax treatment described in these preliminary terms and the accompanying pricing supplement for the securities.

Other Risk Factors

■	The securities will not be listed. The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. MS & Co. currently intends to act as a market maker for the securities, but it is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS & Co. is willing to transact. If at any time MS & Co. were to cease acting as market maker, it is likely that there would be no secondary market for the securities.

■	The inclusion of commissions and projected profit from hedging in the issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the securities in secondary market transactions at any time will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the securities, if any, as well as the projected profit included in our obligations under the securities. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

■	Potential adverse economic interests of MSCI and the calculation agent. The economic interests of MSCI and the calculation agent and other of our affiliates are potentially adverse to your interests as an investor in the securities. MSCI is responsible for calculating and maintaining the StyleSelect Japan Index and the MSCI Japan Index and for the guidelines and policies governing the composition and calculation of the MSCI Japan Index. As calculation agent, MS & Co. will calculate the payment we will pay to you at maturity. Such determinations made by MS & Co., in its capacity as calculation agent, including with respect to the occurrence or nonoccurrence of market disruption events and the selection of a successor index, may affect the payment to you at maturity. The original issue price of the securities includes the agent’s commissions and certain costs of hedging our obligations under the securities. The subsidiaries through which we hedge our obligations under the securities expect to make a profit. Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected.

■	Hedging and trading activity by MS & Co. and its affiliates could potentially adversely affect the value of the StyleSelect Japan Index. MS & Co. and other affiliates of ours will carry out hedging activities related to the securities, including taking positions in the component stocks of the StyleSelect Japan Index (and possibly to other instruments linked to the component stocks of the StyleSelect Japan Index). MS & Co. and other affiliates of ours also trade the component stocks of the StyleSelect Japan Index and the MSCI Japan Index (and other financial instruments related to the StyleSelect Japan Index and the MSCI Japan Index and the component stocks of the StyleSelect Japan Index and the MSCI Japan Index) on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the date we price the securities for initial sale to the public could potentially increase the initial index value and, therefore, the value at which the StyleSelect Japan Index must close before you receive a payment upon exchange or at maturity that exceeds the issue price of the securities. Additionally, such hedging or trading activities during the term of the securities could potentially affect the value of the StyleSelect Japan Index on any exchange valuation date or the maturity valuation date and, accordingly, the payment you will receive upon exchange or at maturity.

June 2007	Page 14

Participation Notes due June 20, 2013
Based on the Performance of the StyleSelect IndexSM on MSCI Japan – Total Return

■	Issuer’s credit ratings may affect the market value. Investors are subject to the credit risk of the issuer. Any decline in the issuer’s credit ratings may affect the market value of the securities.

Historical and Indicative Information on the StyleSelect Japan Index

The following table sets forth the published closing values of the StyleSelect Japan Index for each quarter in the period from January 1, 2007 through May 31, 2007. The closing value of the StyleSelect Japan Index on May 31, 2007 was 2,333.84. Also set forth below are indicative Index Values for the StyleSelect Japan Index for each quarter in the period from July 3, 2003 (the starting date for calculating the StyleSelect Japan Index using the current calculation methodology and actual values of the MSCI Japan Index provided by MSCI) through December 31, 2006. Because MSCI began public dissemination of the StyleSelect Japan Index on January 1, 2007, the closing values set forth below prior to January 1, 2007 are based on historical trading data for the applicable component stocks of the MSCI Japan Index, calculated by MSCI as though the StyleSelect Japan Index had been published during that period. We obtained the information for the historical and indicative prices since July 3, 2003 from Bloomberg Financial Markets without independent verification.

The historical or indicative performance of the StyleSelect Japan Index should not be taken as an indication of future performance, and no assurance can be given as to the level of StyleSelect Japan Index on any exchange valuation date or the maturity valuation date.

StyleSelect Japan Index
	High	Low	Closing

2003
Third Quarter (from
July 3, 2003)	1,199.24	950.39	1,189.65
Fourth Quarter	1,308.22	1,149.47	1,305.36
2004
First Quarter	1,507.98	1,265.39	1,507.98
Second Quarter	1,506.58	1,229.20	1,483.93
Third Quarter	1,496.95	1,345.78	1,390.98
Fourth Quarter	1,536.62	1,404.15	1,536.62
2005
First Quarter	1,600.86	1,487.38	1,544.00
Second Quarter	1,560.31	1,456.72	1,523.18
Third Quarter	1,841.13	1,514.40	1,812.83
Fourth Quarter	1,982.57	1,714.09	1,945.56
2006
First Quarter	2,090.80	1,906.78	2,075.13
Second Quarter	2,260.41	1,837.29	1,995.94
Third Quarter	2,047.52	1,822.12	2,000.87
Fourth Quarter	2,162.30	1,962.97	2,162.30
2007
First Quarter	2,444.70	2,097.34	2,360.93
Second Quarter (through
May 31, 2007)	2,367.74	2,281.41	2,333.84

June 2007	Page 15